# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ocular Therapeutix, Inc, CIK 0001393434
CUSIP: 67576A100
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 15 Crosby Drive, Bedford, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-25-001968
Filed by CIK 0001856083

## Reporting persons
- Deep Track Capital, LP: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,095,855; sole dispositive power 0; shared dispositive power 13,095,855; aggregate amount beneficially owned 13,095,855 (6.18% of the class)
- Deep Track Biotechnology Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,095,855; sole dispositive power 0; shared dispositive power 13,095,855; aggregate amount beneficially owned 13,095,855 (6.18% of the class)
- David Kroin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,095,855; sole dispositive power 0; shared dispositive power 13,095,855; aggregate amount beneficially owned 13,095,855 (6.18% of the class)

## Item 1. Issuer
Name of issuer: Ocular Therapeutix, Inc
Address of issuer's principal executive offices: 15 Crosby Drive, Bedford, MA 01730

## Item 2. Person Filing
Name of person filing:
(i) Deep Track Capital, LP

(ii) Deep Track Biotechnology Master Fund, Ltd.

(iii) David Kroin
Address of principal business office or, if none, residence:
(i) 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830

(ii) c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands

(iii) c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830
Citizenship:
(i) Delaware

(ii) Cayman Islands

(iii) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13,095,855
Percent of class: 6.18%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,095,855
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,095,855

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Deep Track Capital, LP is the relevant entity for which David Kroin may be considered a control person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4: Information with respect to the Reporting Persons' ownership of the Common Stock as of September 30, 2025, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined using 211,998,125 shares, calculated using 210,834,407 Common Stock outstanding as of September 30, 2025, according to the issuer's Prospectus filed with the SEC on September 30, 2025 and 1,163,718 Common Stock that would be converted to Common Stock by the Reporting Person up to the Maximum Percentage.

The beneficially owned shares include 1,163,718 Pre-Funded Warrants exercisable to common stock, subject to a 9.99% Maximum Percentage exercise limitation. The Issuer shall not effect the exercise of any portion of the Warrants, to the extent that after giving effect to such exercise, the holder collectively would beneficially own in excess of 9.99% (the "Maximum Percentage") of the number of Common Stock outstanding immediately after giving effect to such exercise.

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 14, 2025

Deep Track Capital, LP
By: /s/ David Kroin
David Kroin, Managing Member of the General Partner of the Investment Adviser

Deep Track Biotechnology Master Fund, Ltd.
By: /s/ David Kroin
David Kroin, Director

David Kroin
By: /s/ David Kroin
David Kroin

## Signatures
- Deep Track Capital, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Adviser (11/14/2025)
- Deep Track Biotechnology Master Fund, Ltd.: /s/ David Kroin, David Kroin, Director (11/14/2025)
- David Kroin: /s/ David Kroin, David Kroin (11/14/2025)